FOIA CONFIDENTIAL TREATMENT

REQUESTED BY GOOGLE INC.: GI-0102

[Google Letterhead]

November 14, 2006

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Jeffrey Werbitt, Esq.
Anne Nguyen Parker, Special Counsel
Craig Wilson, Senior Assistant Chief Accountant
Christopher White, Staff Accountant

Re:	Google Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Forms 10-Q for Fiscal Quarters Ended
March 31, 2005, June 30, 2005, September 30, 2005,
March 31, 2006 and June 30, 2006
Form 8-K filed January 31, 2006
Definitive Proxy Statement on Schedule 14A
Filed on March 31, 2006
File No. 000-50726

Ladies and Gentlemen:

Google Inc. (“Google”) submits this letter in response to comments from the staff (the ”Staff”) of the Securities and Exchange Commission received by letter dated October 13, 2006, relating to the above-referenced filings.

For the convenience of the Staff, we have attached hereto as Exhibit A, a marked version of our Quarterly Report on Form 10-Q filed on November 8, 2006, reflecting the revised disclosure described therein.

Confidential Treatment Request

Because of the sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for this letter. Google is requesting confidential treatment for this letter in connection with the Freedom of Information Act and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
Re: Google Inc.	REQUESTED BY GOOGLE INC.: GI-0102
November 14, 2006
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All notices and orders regarding this request should be sent to:

Google Inc.

1600 Amphitheatre Parkway

Mountain View, CA 94043

Attention: General Counsel

Phone: (650) 253-4000

Fax: (650) 649-1920

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with Google’s response.

General

1.	We note that you have filed a confidential treatment request, Control No. 18573. Please be advised that we continue to processing this request. Correspondence will follow under separate cover in the near future.

We appreciate the Staff’s attention to our confidential treatment request.

Form 10-K for the year ended December 31, 2005

Item 1. Business, page 1

Intellectual Property, page 15

2.	We refer you to prior comment 8 and your response that the intellectual property claims that you are subject to “are not material to Google.” Please advise of the basis for your belief. In this regard, please tell us the context in which these claims have been brought and the potential impact to Google if the referenced intellectual property claims are successful.

Generally, we view information regarding our litigation claims as material if we believe there is a substantial likelihood that a reasonable shareholder would consider it important in making the investment decision taking into account the total mix of information available to the public. In making a determination as to whether something is material, we are informed by the statements by the court in TSC Indus., Inc., 426 U.S. at 448-9 that “if the standard of materiality is unnecessary low, not only may the company and its management be subjected to liability for insignificant [non-public disclosure], but also management’s fear of exposing itself to substantial liability may cause it simply to bury the shareholders in an avalanche of trivial information, a result that is hardly conducive to informed decision-making” Id. at 448-9. When we evaluate whether certain information is material, we consider quantitative factors such as the impact an individual

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Re: Google Inc.	REQUESTED BY GOOGLE INC.: GI-0102
November 14, 2006
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claim or loss contingency might have on revenues, operating expenses, operating income and net income as well as whether any individual claim could also result in, or even compel, a change in our business practices that could harm a current revenue source or, in some cases, prevent us from developing a new line of business. In addition, with respect to contingent or speculative information or events, such as pending litigation claims, a materiality assessment “will depend at any given time upon a balancing of both the indicated probability that the event will occur and the anticipated magnitude of the event in light of the totality of the company activity.” Basic Inc. v. Levinson, 485 U.S. 224 (1988) (quoting SEC v. Texas Gulf Sulphur Co., 401 F.2d, at 849).

Following is an analysis of the materiality of the current intellectual property claims against us, both individually and in the aggregate. In sum, our assessment that the following matters are not individually or in the aggregate material to Google is based on (1) the size and nature of the claims, (2) the total mix of information made available to the public in light of the claims, including disclosures we have made regarding intellectual property claims under the heading “Risk Factors” in our periodic reports, and (3) a balancing of the probability of a negative outcome for Google and the anticipated magnitude of a potential negative outcome.

[CONFIDENTIAL **]

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
Re: Google Inc.	REQUESTED BY GOOGLE INC.: GI-0102
November 14, 2006
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Item 3. Legal Proceedings, page 38

3.	We note your conclusion resulting from our prior comment 9 that “the disclosure of Google’s current legal proceedings is not required by Item 103 of Regulation S-K.” Similar to the immediately preceding comment, please advise of the basis for your belief that disclosure regarding Google’s legal proceedings is not material pursuant to Item 103 of Regulation S-K.

As we noted in our August 11, 2006 letter to the Staff, Item 103 of Regulation S-K requires disclosure of “material pending legal proceedings.” We refer to the Staff to our response to comment 2 above, which analyzes the materiality of intellectual property claims against Google and concludes that such claims are not, individually or in the aggregate, material. In sum, we feel that the other (i.e., non-intellectual property) legal proceedings against Google are not, individually or in the aggregate, material for the same reasons we stated in our response to Staff Comment No. 2. Following is a case-by-case materiality analysis of all of these other legal proceedings against Google.

[CONFIDENTIAL **]

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
Re: Google Inc.	REQUESTED BY GOOGLE INC.: GI-0102
November 14, 2006
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Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

Revenue, page 48

4.	We refer you to your response to prior comment 12. To the extent that the advertising revenue recognized by your web sites and Google Network web sites increase for the same reasons, please clarify in future filings. To the extent that future revenues recognized from your web sites and Google Network sites increase for differing reasons, please discuss the increases independently to better describe your tabular analysis. See the Commissions’ “Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” Release No. 33-8350, Section III.B.1.

We appreciate the Staff’s comment and will ensure that we provide the requested disclosure in future filings. We have also provided disclosure in response to the Staff’s comment on page 28 of our Quarterly Report on Form 10-Q filed on November 8, 2006.

5.	Your response to prior comment number 14 and the disclosure in your June 30, 2006 Form 10-Q indicates the total number of paid clicks and ads displayed are important metrics used by management to evaluate your financial condition and operating performance. For example, your response states, “the total number of paid clicks is a key indicator of [y]our financial condition and operating performance.” Since you have identified these metrics as key and important indicators of financial performance, additional disclosure which quantifies and analyzes these results would provide an improved understanding of your financial results. We refer you to SEC Release 33-8350 (the “Release”), Sections III.B.1 and 3 which notes that you “should identify and address those key variables and other qualitative and quantitative factors which are peculiar to and necessary for an understanding and evaluation of the individual company.” Please indicate to the staff how you intend to comply with the Release.

[CONFIDENTIAL **]

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
Re: Google Inc.	REQUESTED BY GOOGLE INC.: GI-0102
November 14, 2006
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Consolidated Balance Sheets, page 73

6.	We note you have combined Class A and Class B common stock in one financial statement caption on your consolidated balance sheets. In view of the two classes with significant disparate voting, and thereby control rights, you should provide separate financial statement captions for each class of common stock issued pursuant to Rule 5-02.30 of Regulation S-X. Please indicate to the staff how you intend to comply with Rule 5-02.30 of Regulation S-X.

In response to the Staff’s comment, we have provided a revised balance sheet presentation on page 3 of our Quarterly Report on Form 10-Q filed on November 8, 2006.

Consolidated Statements of Income, page 74

7.	We have read your response to prior comment number 19 and believe that basic and diluted earnings per share (“EPS”) are required for each class of common stock pursuant to paragraph 61 of SFAS 128. If basic and fully diluted earnings per share for Class A and Class B common stock are the same, you should provide transparent disclosure to that effect on your statement of operations and in your footnote disclosure. Please note, however, that if you have a material number of dilutive securities in one of the respective classes of common stock, this may result in different diluted EPS for two classes. Also, note that while the computation of diluted EPS for Class A shares should assume conversion of Class B shares, diluted EPS for Class B shares should not assume conversion of those shares. Your footnotes should clearly set out how the numerators and denominators were determined in computing basic and diluted EPS for each Class of common stock. Finally, the staff will not object to your pro-rata allocation of undistributed earnings to each Class of common stock based on your assertion that 84% of the outstanding Class B shares are controlled by the Company’s two founders and CEO, who have the ability to elect the board of directors (the “BOD”) through their collective voting rights (with the BOD having the right to declare dividends to each Class), and your assertion that those Class B shareholders expect both Classes to participate equally in distributions. In this regard, you should disclose in your footnotes why you are allocating undistributed earnings on a pro-rata basis to each Class despite the fact that the BOD is legally permitted to make distributions to Class A shareholders to the exclusion of Class B shareholders.

We respectfully disagree with the Staff that basic and fully diluted earnings per share are required for each class of common stock pursuant to paragraph 61 of SFAS 128. As we noted in our prior response to Staff’s Comment No. 19 and as stated on page 96 of our 2005 Report on

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
Re: Google Inc.	REQUESTED BY GOOGLE INC.: GI-0102
November 14, 2006
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Form 10-K, “the rights [including the dividend rights] of the holders of Class A and Class B common stock are identical, except with respect to voting.” Specifically, with respect to dividend rights, our Certificate of Incorporation (included with this letter as Exhibit B) provides that (in Section 2(b) :

Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, the holders of Class A Common Stock and the holders of Class B Common Stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Corporation as may be declared by the Board of Directors from time to time with respect to the Common Stock out of assets or funds of the Corporation legally available therefore; provided, however, that in the event that such dividend is paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Class A Common Stock shall receive Class A Common Stock or rights to acquire Class A Common Stock, as the case may be, and the holders of Class B Common Stock shall receive Class B Common Stock or rights to acquire Class B Common Stock, as the case may be.

Therefore our Board of Directors cannot declare a cash dividend to our holders of Class B common stock without declaring an identical dividend to the holders of our Class A common stock.

You have noted above that more than a majority of our outstanding voting stock is controlled by Eric, Larry and Sergey who could amend the Certificate of Incorporation to remove this equal treatment provision. However, there are a number of protections in place to make it extremely difficult for the provision to be amended:

•	Firstly, Delaware law provides that amendments to our Certificate of Incorporation which would have the affect of adversely altering or changing the rights, powers or preferences of a given class of stock (in this case the right of our Class A common stock to receive an equal dividend to any declared on our Class B common stock) must be approved by the class of stock adversely affected by the proposed amendment (Section 242 of Delaware General Corporation Law). Therefore, although Larry, Eric and Sergey control more than a majority of the voting power of our outstanding common stock, they could not change the Class A stockholders’ entitlement to equal dividends without the consent of a majority of the outstanding Class A common stock. Together Larry, Sergey and Eric currently hold less than 1% of the outstanding Class A common stock, and if they were to convert all of their Class B common stock to Class A common stock they would only control 25.3 % of our outstanding Class A common stock (on a fully diluted basis).

•	Secondly, our Certificate of Incorporation provides (in Article XII) that Section 2(b) of our Certificate of Incorporation may only be amended or repealed by “the unanimous consent [our emphasis] of the Board of Directors then in office, and the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding shares of

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
Re: Google Inc.	REQUESTED BY GOOGLE INC.: GI-0102
November 14, 2006
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capital stock of the Corporation then entitled to vote.” Accordingly, every one of our directors, including outside or independent directors - which comprise a majority of our Board of Directors as required pursuant to the listing requirements of The NASDAQ National Market - would have to agree to this amendment. It is difficult to imagine how authorizing an amendment to our Certificate of Incorporation to permit the granting of a special dividend to a small number of Google insiders could be consistent with the exercise of their fiduciary duties.

•	Lastly, our Bylaws provide that the stockholder action required to amend the Certificate of Incorporation must be taken at an Annual or Special Meeting of our stockholders (and not by written consent) and these meetings are subject to notice requirements and the circulation of proxy materials explaining the amendment (and the reasons why our Board of Directors would support or not support such an amendment) well in advance of the meeting. Therefore any such amendment will be transparent to our stockholders (and others) well in advance of it being approved.

Given the above, we believe it is extremely unlikely for Eric, Larry and Sergey to be able to use their disproportionate voting power to permit the holders of Class B common stock to receive a preferential dividend over any dividends declared to the holders of our Class A common stock. As a result, we believe that there is currently no economic difference between a Class A or Class B share of common stock. Accordingly, it would not be meaningful nor do we believe it is required under relevant authoritative accounting guidance, and would ultimately be confusing, to present basic and fully diluted earnings per share for each class of our common stock.

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
Re: Google Inc.	REQUESTED BY GOOGLE INC.: GI-0102
November 14, 2006
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Note 1. Google Inc. and Summary of Significant Accounting Policies

Revenue Recognition, pages 77-78

8.	Your response to prior comment 21 indicates that you do not have undelivered items in your AdSense agreements as the search services and revenue share agreement elements are delivered simultaneously over the period of the arrangement. Since these elements are delivered over the arrangement term and remain undelivered until the arrangement expires, tell us how you have established objective and reliable evidence of fair value to separate these elements into separate units of accounting pursuant to EITF 00-21. Paragraphs 9.b and 12 of EITF 00-21 require objective and reliable evidence of fair value of the search services and revenue share agreement elements to allocate the arrangement consideration to the separate units based on relative fair value. If there is insufficient evidence of the fair value of these elements, tell us whether combining the elements into a single unit of accounting pursuant to paragraph 10 of EITF 00-21 impacts the recognition of revenue.

We supplementally advise the Staff that search services are a very small part of our business, and the majority of all of our AdSense arrangements do not provide for search services. Total search services revenues recognized for the nine months ended September 30, 2006 was immaterial, totaling approximately $19 million, or one quarter of one percent of total revenues.

In addition, we recognize search services revenues as we provide the search results, based upon per-query search fees. The per-query search fees we recognize under these arrangements are comparable to those we recognize under arrangements in which we provide search services on a stand alone basis. In addition, each time a user clicks on an ad or each time an ad is displayed on our members’ web sites, we recognize as traffic acquisition costs the advertiser fees we share with our Google Network members. Under most AdSense arrangements, we only distribute our advertisers’ ads for display on the web sites of our Google Network members and do not provide search services. The proportions of advertiser fees we share with these Google Network members are comparable to those shared with other similar partners for whom we do provide search services.

Net Income per Share, page 82

9.	We note your disclosure combines all dilutive securities in the same caption in your computation of diluted net income per share. This disclosure does not appear to comply with paragraph 40.a of SFAS 128, which states “[t]he reconciliation shall include the individual income and share amount effects of all securities that affect earnings per share. Illustration 2 in Appendix C provides an

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
Re: Google Inc.	REQUESTED BY GOOGLE INC.: GI-0102
November 14, 2006
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example of that disclosure.” Therefore, you should disclose the individual share amount of each type of dilutive security separately. Please indicate to the staff how you intend to comply with this disclosure requirement.

In response to the Staff’s comment, we have provided revised disclosure on page 11 of our Form 10-Q filed on November 8, 2006.

Other Legal Matters, page 95

10.	Your response to prior comments 26 and 27 indicates that you have not provided additional disclosure with respect to your individual claims and loss contingencies as you have determined the outcome of such matters will not have a material impact on your business. Clarify the materiality threshold you apply when determining whether disclosure of individual claims is required pursuant to paragraphs 9 and 10 of SFAS 5. If there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities, you must either disclose the estimated additional loss, or state that such an estimate cannot be made. See SAB Topic 5:Y, Question 2 for additional disclosure guidance.

We supplementally advise the Staff that if there is at least a reasonable possibility of an unfavorable outcome and the amount of the loss can be reasonably estimated and would materially adversely affect our business, then we would disclose the estimated amount of the possible loss. We define a material adverse affect as being material to a decision to buy or sell our securities pursuant to SAB Topic 5:Y, Question 2. In order to make such a determination we consider quantitative factors such as the impact an individual claim or loss contingency might have on revenues, operating expenses, operating income and net income. In addition, we consider other factors such as whether any individual claim could also result in, or even compel, a change in our business practices, which could result in a loss of revenue for us or otherwise harm our business.

We refer the Staff to our responses above to Staff’s Comments Nos. 2 and 3. We review these litigation items each quarter and currently do not believe there is a reasonable possibility that any losses related to these claims or contingencies, either individually or in the aggregate, would materially adversely affect our business. Accordingly, we have not provided an estimate of any possible loss.

11.	Additionally, we note you did not provide separate disclosure in your contingencies footnote of the Lane’s Gift class action lawsuit settlement in your June 30, 2006 Form 10-Q. Please explain how you determined this lawsuit settlement did not have a material impact on your business.

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
Re: Google Inc.	REQUESTED BY GOOGLE INC.: GI-0102
November 14, 2006
Page 11

We advise the Staff that we disclosed in Note 11 to our condensed consolidated financial statements included in our Form 10-Q filed on May 10, 2006 that, “In July 2006, we received final approval for settlement of the Lane’s Gift class action lawsuit in Arkansas which will require us to pay plaintiffs’ attorneys’ fees of $30 million and issue total AdWords credits of no more than $60 million. The AdWords credits will be accounted for as a reduction to revenues in the periods they are redeemed. These plaintiffs’ attorneys’ fees were expensed in the three months ended March 31, 2006.” The language regarding the AdWords credits is consistent with that in the settlement agreement. [CONFIDENTIAL **] We have considered these amounts in light of certain quantitative factors relating to our business such as the impact this settlement might have on revenues, operating income and net income. We have also considered whether this settlement would cause us to materially alter our product offerings or affect our revenues. After considering these factors we concluded this settlement will not materially impact our business.

Forms 10-Q for the Quarterly Periods Ended March 31, 2005, June 30, 2005, September 30, 2005 and Form 8-K filed January 31, 2006

Provision for Income Taxes

12.	We note your response to prior comment number 32, which indicates that the actual revenue and spending mix between the U.S. and your Irish subsidiary compared to the forecast in the fourth quarter resulted in the 160 basis point increase in your effective tax rate compared to your forecast. Please explain to us why the forecasted allocation between the US operations and Irish subsidiary revenues earned and expenses incurred is subject to significant volatility and uncertainty, and if true, why it was specific to the fourth quarter of 2005. Describe the nature of the relationship of the US operations and Irish subsidiary that cause the volatility and uncertainty.

[CONFIDENTIAL **]

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Re: Google Inc.	REQUESTED BY GOOGLE INC.: GI-0102
November 14, 2006
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13.	Please provide quantified analysis of the differences that occurred between U.S. operations and the Irish subsidiary forecasted versus actual allocations of revenue and expenses for each of the quarters in fiscal years 2003 and 2004.

[CONFIDENTIAL **]

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November 14, 2006
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14.	Explain whether you encounter similar forecasting issues with revenues earned and expenses incurred in other international subsidiaries besides Ireland. In this respect, we note from your disclosure on page 100 of your Form 10-K for the fiscal year ended December 31, 2005 that fiscal year 2005 revenues earned from the “Rest of the world” are significantly higher than revenues earned in the United Kingdom.

[CONFIDENTIAL **]

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Re: Google Inc.	REQUESTED BY GOOGLE INC.: GI-0102
November 14, 2006
Page 14

15.	In addition, in response to comment number 1 of your letter dated May 12, 2006, you indicate that revenues recognized in the U.S. were greater than forecasted in the fourth quarter 2005 due to seasonality. Clarify why you did not anticipate the impact of seasonality on fourth quarter 2005 revenues earned in the U.S. In this respect, we note you indicate “commercial queries typically increase significantly in the fourth quarter of each fiscal year” on page 46 of your Form 10-K for the fiscal year ended December 31, 2005. Clarify why your Irish subsidiary was not impacted by the fourth quarter seasonality in fiscal year 2005.

[CONFIDENTIAL **]

Schedule 14A

Certain Relationships and Related Transactions, page 30

16.	We refer you to your response to prior comment 35. Further advise of the basis for your belief that Mr. Hennessy’s “position as President of Stanford University does not give rise to a direct or indirect interest in the PageRank license arrangements pursuant to Item 404(a).”

We would note to the Staff that our response stated that Mr. Hennessy’s position as President of Stanford University does not give rise to a “material (emphasis added) direct or indirect interest in the PageRank license arrangement.” We arrived at this conclusion as a result of applying the criteria set forth in Instruction 8 to Item 404(a) to the facts surrounding the PageRank license arrangements. However, we believe that providing disclosure regarding these

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
Re: Google Inc.	REQUESTED BY GOOGLE INC.: GI-0102
November 14, 2006
Page 15

arrangements in the “Related Transactions” section of our Proxy Statement (as an Item 404 of Regulation S-K disclosure) would promote transparency regarding the relationship and arrangements in place between Stanford University, Google and our Founders and therefore we will provide disclosure regarding the PageRank License arrangements in our upcoming Proxy Statement.

Executive Compensation, page 31

17.	We note your response to prior comment 36. Please tell us whether there has been any change to the executive compensation information for 2003, as last publicly provided in your registration statements that were declared effective in 2004.

We hereby supplementally confirm that there has been no change to the executive compensation information for 2003 presented in the registration statement relating to our IPO that was declared effective in 2004. This information was also included in the Proxy Statement for our 2005 Annual Stockholders Meeting.

* * * * *

Securities and Exchange Commission	FOIA CONFIDENTIAL TREATMENT
Re: Google Inc.	REQUESTED BY GOOGLE INC.: GI-0102
November 14, 2006
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Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (650/253-5307) or Donald Harrison (650/253-6646). In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention as well as that of Mr. Segre of Wilson Sonsini Goodrich & Rosati, our outside corporate counsel (650/493-6811). Thank you for your assistance.

Very truly yours,

GOOGLE INC.

/s/ Mark Fuchs
Mark Fuchs
Chief Accountant

Cc:	David C. Drummond

George Reyes

Donald S. Harrison

David T. Sobota

David J. Segre